Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5

www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Reports First Quarter 2010 Results

For immediate release, Thursday, May 27, 2010, Calgary, Alberta, Canada

Net income improves as volume and margins increase

In the first quarter of 2010, NOVA Chemicals generated net income of $94 million as compared to a net loss of $123 million for the first quarter of 2009 and net income of $17 million in the fourth quarter of 2009 as margins and demand for our products improved.

The Olefins/Polyolefins business unit generated $185 million of operating income in the first quarter of 2010 versus an operating loss of $38 million during the first quarter of 2009. The year-over-year improvement was due to higher sales volumes and selling prices that increased more than feedstock costs.

The INEOS NOVA joint venture operating income improved from breakeven in the first quarter of 2009 to operating income of $16 million in the first quarter of 2010. This improvement was due to higher sales volumes and margins year-over-year.

The Performance Styrenics segment reported an operating loss of $2 million in the first quarter of 2010 versus an operating loss of $20 million in the first quarter of 2009. This improvement was due to sales prices that increased more than feedstock costs and lower operating costs resulting from restructuring in 2009.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statements and its 2009 annual report on Form 20-F.

(millions of U.S. dollars)	Three Months Ended
	Mar. 31, 2010	Mar. 31, 2009
	Successor	Predecessor
Revenue	$1,401	$818
Operating Income (Loss) from the Businesses	199	(58)
Corporate Costs	(52)	(62)
Operating Income (Loss)	$147	$(120)
Net Income (Loss)	$94	$(123)

NOVA Chemicals’ full first quarter 2010 earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Media inquiries, please contact: Wendy Lomicka – Director, Corporate Communications Tel: 412.490.4292 E-mail: lomickaw@novachem.com	Investor Relations inquiries, please contact: Pace Markowitz – Manager, Investor Relations Tel: 412.490.4952 E-mail: markowp@novachem.com is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

NOVA Chemicals will host a conference call, Wednesday, June 2, 2010 for debt investors/analysts at 11:30 a.m. ET (9:30 a.m. MT; 8:30 a.m. PT). The dial-in number for this call is (416) 406-6419 (Passcode 4056995). The replay number is (416) 695-5800 (Passcode 6771037). The live call is also available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.